

DIVISION OF
CORPORATION FINANCE

September 28, 2005

via facsimile and U.S. mail

Mr. Corbin J. Robertson, Jr.
Chief Executive Officer and Chairman of the Board
Natural Resource Partners L.P.
601 Jefferson Street, Suite 3600
Houston, Texas 77002

> Re: **Natural Resource Partners L.P.**
> Form 10 - K, filed February 28, 2005
> File No. 001-31465

Dear Mr. Robertson:

We have reviewed the above filing and have the following engineering comments. Our review has been limited to the areas identified below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Insert a small-scale map showing the location and access to your properties. See Item 102 (3) (B) of Regulation S-K. The maps and the associated groupings as presented on your website are acceptable. Briefly describe the road, barge and/or railroad access to each of your properties in the text.

Please note that SEC's EDGAR program now accepts digital maps. So please include these in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the

EDGAR manual, and if you need addition assistance, please call Filer Support at 202-942-8900. Otherwise provide the map to the engineering staff for our review.

Coal Royalty Revenues, Reserves, and Production, page 6

2.   Please provide a table showing the last three years annual production for each of your mines and the weighted average price received for the coal mined. A mine can be defined as all the mines that supply a wash plant or the grouping as presented on your website which serve a common market. It appears that Appalachia in fact serves several markets which should be separately broken out.

3.   The production and reserves presented in the tables on page 6 are classified with assumed moisture contents on an "as-received" basis, rather than in place. The filing states the moisture assumptions of 6% for Appalachian reserves, 12% for Illinois Basin reserves and 25% for Northern Powder River Basin reserves. The moisture content of 12% and 25% appear to be in place moisture measurements and not the salable product delivered. Please check and verify the "as received" classification for your reserves.

4.   In a table, please disclose proven and probable reserves as defined in Industry Guide 7 for each mine or in grouping similar to that presented on your website serving common markets.
- Indicate tonnages that are "assigned" to an existing facility and those that have not been "assigned."
- Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the BTU content per pound and percentage sulfur. Do not report Btu content as "dry," but include natural moisture in the calculation.
- If coal is reported as tons in the ground, disclose in another column the average mining and wash plant recoveries in percent; and indicate whether these losses have or have not been reflected in the total recoverable reserves.
- In either case, with a footnote clearly disclose if the reserves reported are "in the ground" or "recoverable."
- Provide totals to the table where appropriate.

By "assigned" and "unassigned," we mean the following: Assigned reserves means coal which has been committed by the coal company to operating mine shafts, mining equipment, and plant facilities, and all coal which has been leased by the company to others. Unassigned reserves represent coal which has not been committed, and which would require new mineshafts, mining equipment, or plant facilities before operations could begin in the property. The primary reason for this distinction is to inform investors, which coal reserves will require substantial capital investments before production can begin.

5.   Disclose the extent your reserve estimates have been reviewed by third parties, other than SEC engineers. If you have not used any third parties to review your reserves within the last three years, disclose this fact. See paragraph (b) (5) of Industry Guide 7.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of amendments to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact George (Ken) Schuler, mining engineer, at (202) 551-3718 or, in his absence, Roger Baer, mining engineer, at (202) 551-3705, if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions. Direct all correspondence to the following ZIP code: 20549-7010.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director